Exhibit 12.1

Mohawk Industries, Inc.

Statement Regarding Computation of Earnings to Fixed Charges

(In Thousands, Except Ratio Data)

	December 31,
	2007	2008	2009	2010	2011
Fixed rent expense	$123,095	139,103	130,227	105,976	103,416

Principal	82,063	92,735	86,818	70,651	68,944
Interest	41,032	46,368	43,409	35,325	34,472

Total	$123,095	139,103	130,227	105,976	103,416

Fixed charges:
Portion of rent expense representative of interest	$41,032	46,368	43,409	35,325	34,472
Capitalized interest	4,446	6,419	4,469	4,240	6,197
Interest expensed	154,469	127,050	127,031	133,151	101,617

Total fixed charges (1)	$199,947	179,837	174,909	172,716	142,286

Earnings:
Earnings (loss) before income taxes	$611,716	(1,272,472)	(77,713)	192,648	199,874
Fixed charges	199,947	179,837	174,909	172,716	142,286
Amortization of capitalized interest	4,395	5,043	5,377	5,178	5,607
less:
Capitalized interest	(4,446)	(6,419)	(4,469)	(4,240)	(6,197)

Total earnings	$811,612	(1,094,011)	98,104	366,302	341,570

Ratio of earnings to fixed charges	4.1	*	**	2.1	2.4

(1)    Earnings are defined as the sum of earnings before income taxes, fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges are defined as interest expensed and capitalized plus interest within rent expense, which is estimated to be one-third of rent expense.

*      Due to a loss resulting from impairment of goodwill and intangible assets in 2008, the ratio was less than 1:1. The Company would need to generate additional earnings before income taxes of $1,273,848 to achieve a ratio of 1:1.

**    Due to warrranty claims related to the performance of certain commercial carpet tile, the ratio was less than 1:1. The Company would need to generate additional earnings before income taxes of $76,805 to achieve a ratio of 1:1.